Kurt Koppelman

Founder at ABV Technology
Minneapolis, Minnesota, United States

Contact

www.linkedin.com/in/kurt-koppelman-14a2486 (LinkedIn)
www.clockwork.net (Company)

Top Skills

Social Media
Information Architecture
JavaScript

Experience

ABV Technology

Founder, CIO
February 2017 - Present (7 years 9 months)
Greater Minneapolis-St. Paul Area

Clockwork Active Media Systems

Founder, Technologist
January 2002 - Present (22 years 10 months)

Help Systems

Vice President of Development
1992 - 2000 (8 years)

Education

Northwestern University

BS, Industrial Engineering and Management Sciences · (1985 - 1989)